UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Semi-Annual Period Ended June 30, 2026

Howloo, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12359

Delaware	81-2161226
(State or other jurisdiction of incorporation or organization)	(Employer Identification Number)

4206 Okeechobee Rd Fort Pierce, FL. 34947	941-237-0287
(Address of principal executive offices)	(Registrant’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “the company” or “us” or “we” refers to Howloo, Inc.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and our industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

ITEM 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2026 (the “2026 Interim Period”), and the six-month period ended June 30, 2025 (the “2025 Interim Period”) should be read in conjunction with our unaudited financial statements and the related notes included in this report.

Overview

Our predecessor-in-interest, Howloo LLC, was formed as a Delaware limited liability company on April 8, 2016, and converted into Howloo, Inc., a Delaware corporation, on January 1, 2023. Our headquarters are in Fort Pierce, Florida.

Results of Operation

Revenues

For the 2026 Interim Period we had revenues of $9,223,367, compared to $8,628,287 for the 2025 Interim Period. The increase in revenues during the 2026 Interim Period is primarily a result of continued growth in our direct-to-consumer business and the expansion of our Coffee Club subscription program.

Cost of Goods Sold

For the 2026 Interim Period our cost of goods sold was $3,273,158, compared to $3,864,213 for the 2025 Interim Period. The decrease was primarily a result of a reduction in green coffee bean costs as compared to the elevated levels experienced during the 2025 Interim Period, together with improvements in packaging and other input costs.

Gross Profit

For the 2026 Interim Period we had gross profit of $5,950,209, compared to gross profit of $4,764,074 for the 2025 Interim Period. The increase reflects both the growth in revenues and the decrease in cost of goods sold described above.

Operating Expenses

For the 2026 Interim Period, our total operating expenses were $6,383,198, consisting of $5,118,749 for sales and marketing expenses and $1,264,449 for general and administrative expenses. For the 2025 Interim Period, our total operating expenses were $5,913,402, consisting of $4,369,488 for sales and marketing expenses and $1,543,914 for general and administrative expenses.

Loss from Operations

For the 2026 Interim Period we had a loss from operations of $432,989, compared to a loss from operations of $1,149,328 for the 2025 Interim Period.

Net Loss

For the 2026 Interim Period we had a net loss of $413,532, compared to a net loss of $1,207,858 for the 2025 Interim Period.

Liquidity and Capital Resources

As of June 30, 2026, we had cash in the amount of $1,722,043, as compared to $1,747,700 as of December 31, 2025.

As of the date of this report, we believe we have sufficient operating capital to fund our operations through at least the next 12 months. We will incur significant additional costs in operating our business, including, but not limited to, in production, marketing, sales and customer service. We may engage in additional debt and/or equity financings as determined to be necessary.

Our Regulation A offering had its final closing on December 6, 2024 and was terminated on or about December 18, 2025. No offers or sales of our securities have been made pursuant to that offering since December 6, 2024, and we are not currently offering securities pursuant to Regulation A.

Debt

In May 2020, we entered into an SBA Loan in the original principal amount of $131,900 that accrues interest at a rate of 3.75%, and matures in May 2050. We are required to make monthly payments of $644. As of December 31, 2025, $109,681 was outstanding under the SBA loan, compared to $105,690 as of June 30, 2026.

We were a party to a loan agreement with First Citizens Bank dated January 3, 2023, in the original principal amount of $93,700, which accrued interest at a rate of 6.819% per annum. That loan was repaid in full during 2024, and no amounts were outstanding thereunder as of June 30, 2026 or December 31, 2025.

Plan of Operations

We are focused on expanding our Coffee Club subscription program to drive recurring revenue, improve customer retention, and enhance overall profitability. We are also working to broaden our presence across additional e-commerce marketplaces, including Walmart.com, while continuing to selectively expand our retail footprint within the United States. In parallel, we plan to introduce new products, including specialty roasted blends, to support customer acquisition and brand growth.

ITEM 2. OTHER INFORMATION

Nothing to disclose.

ITEM 3. FINANCIAL STATEMENTS

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that can be expected for the year ending December 31, 2026.

ITEM 4. EXHIBITS

1	Posting Agreement with StartEngine Crowdfunding (1)

2.1	Certificate of Incorporation (2)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.3	Bylaws (4)

4	Form of Subscription Agreement (5)

5	Stockholder Agreement (6)

8	Escrow Services Agreement (7)

(1) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex1.htm.

(2) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-1.htm.

(3) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-2.htm.

(4) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex2-3.htm.

(5) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex4.htm.

(6) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex5.htm.

(7) Filed as an exhibit to Howloo, Inc. Regulation A Offering Statement on Form 1-A/A filed January 19, 2024 (Commission File No. 024-12359) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1967269/000110465924005174/tm242533d1_ex8.htm.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Pierce, State of Florida, on September 28, 2026.

HOWLOO, INC.

By	/s/ John Santos
	Title:	Chief Executive Officer, Principal Executive Officer and Director

	Dated:	September 28, 2026

By	/s/ Rachael A. Santos
	Title:	Principal Financial Officer, Principal Accounting Officer and Director

	Dated:	September 28, 2026

HOWLOO, INC. DBA BLACKOUT COFFEE CO.

Unaudited Financial Statements

As of and for the six-months ending June 30, 2026

(Expressed in United States Dollars)

Howloo Inc. DBA Blackout Coffee Co.

Balance Sheets

	June 30,	December 31,
	2026	2025
ASSETS
Current assets:
Cash	$1,722,043	$1,747,700
Accounts receivable, net	33,960	43,526
Inventory	1,544,860	1,516,309
Prepaids and other current assets	531,907	488,690
Total current assets	3,832,770	3,796,224
Property and equipment, net	711,753	750,602
Intangible assets, net	2,445	2,612
Right of use assets	1,606,699	1,813,096
Total assets	$6,153,667	$6,362,534

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$441,478	$103,980
Credit card	182,939	234,306
Current portion of long-term debt	17,600	17,600
Lease liability, current	478,437	453,525
Other current liabilities	361,274	291,185
Total current liabilities	$1,481,728	1,100,597
Other long-term liabilities
Lease liability, non-current	1,287,842	1,533,066
Non-current portion of long -term debt	88,090	92,081
Total liabilities	$2,857,660	2,725,743

Stockholders’ equity:
Common stock, $0.0001 par value, 19,300,000 shares authorized, 17,827,016 shares issued and outstanding as of both June 30, 2026 and December 31, 2025	1,782	1,782
Additional paid-in capital	4,831,908	4,759,160
Retained earnings	(1,537,683)	(1,124,151)
Total stockholders’ equity	3,296,007	3,636,791
Total liabilities and stockholders’ equity	$6,153,667	$6,362,534

See the accompanying notes to the financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Operations

	Six Months Ended
	June 30,
	2026	2025
Net revenues	$9,223,367	$8,628,287
Cost of goods sold	3,273,158	3,864,213
Gross profit	5,950,209	4,764,074

Operating expenses:
General and administrative	1,264,449	1,543,914
Sales and marketing	5,118,749	4,369,488
Total operating expenses	6,383,198	5,913,402

Income/(loss) from operations	(432,989)	(1,149,328)

Other income (expense):
Interest expense	-	(19,772)
Other income (loss)	19,457	(38,758)
Total other income (expense),net	19,457	(58,530)

Benefit/(provision) for income taxes	-	-
Net income/(loss)	(413,532)	(1,207,858)

Weighted average number of common shares outstanding - basic and diluted	17,827,016	17,103,388
Net loss per common share - basic and diluted	$(0.02)	$(0.07)

See the accompanying notes to the financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Changes in Stockholders’ Equity

			Additional		Total
	Common Stock		Paid-in		Stockholders’
	Shares	Amount	Capital	Retained earnings	Equity
Balance at December 31, 2024	17,103,388	$1,710	$4,277,323	$733,812	$5,012,845
Subscription receivable	-	-	(248,970)	-	(248,970)
Net loss	-	-	-	(1,207,858)	(1,207,858)
Balance at June 30, 2025	17,103,388	$1,710	$4,028,353	$(474,046)	$3,556,017

Balance at December 31, 2025	17,827,016	$1,782	$4,759,160	$(1,124,151)	$3,636,791
Subscription receivable	-	-	72,748	-	72,748
Net loss	-	-	-	(413,532)	(413,532)
Balance at June 30, 2026	17,827,016	$1,782	$4,831,908	$(1,537,683)	$3,296,007

See the accompanying notes to the financial statements

Howloo Inc. DBA Blackout Coffee Co.

Statements of Cash Flows

	Six Months Ended
	June 30,
	2026	2025
Cash Flows From Operating Activities
Net income/(loss)	$(413,532)	$(1,207,858)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of Intangibles	167	167
Depreciation	44,248	88,496
Non-cash interest expense	-	17,612
Amortization of ROU assets	206,399	117,536
Loss on disposal of property and equipment	-	58,634
Changes in operating assets and liabilities:
Acccounts receivable, net	9,566	12,105
Inventory	(28,551)	(556,562)
Prepaids and other current assets	(43,217)	436,199
Accounts payable	337,496	(264,627)
Credit card	(51,367)	78,300
Other current liabilities	70,089	(53,079)
Lease liabilities, net	(220,312)	-
Net cash used in operating activities	(89,015)	(1,273,078)

Cash Flows From Investing Activities
Purchase of property and equipment	(5,399)	(44,848)
Net cash used in investing activities	(5,399)	(44,848)

Cash Flows From Financing Activities
Repayments of debt	(3,991)	(3,628)
Subscription receivable	72,748	-
Net cash provided by (used in) financing activities	68,757	(3,628)
Net Change In Cash	(25,657)	(1,321,553)
Cash at beginning of period	1,747,700	2,750,554
Cash at end of period	$1,722,043	$1,429,001

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$-	$2,160
Cash paid for income taxes	$-	$-

See the accompanying notes to the financial statements

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

1.	nature of operations

Howloo Inc. DBA Blackout Coffee Co. was formed on April 8, 2016, in the state of Delaware as Howloo LLC. and subsequently incorporated in the same state on January 1, 2023. The financial statements of Howloo Inc. DBA Blackout Coffee Co. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Fort Pierce, Florida.

Howloo Inc. DBA Blackout Coffee Co. prides itself as an American, family owned and operated coffee roasting company that delivers right to your doorstep small batches of freshly roasted coffee. Howloo Inc. DBA Blackout Coffee Co. doesn’t just have a passion for making coffee with an exciting but unique taste; they are also proud of what they do and want you to have an amazing cup of coffee knowing that all of their coffee beans are responsibly sourced.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2026 and December 31, 2025. These financial instruments include cash, accounts receivable and debt payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash

Cash includes all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of June 30, 2026 and December 31, 2025, the Company determined that no reserve was necessary.

Inventory

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined using an average method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of net revenues to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Equipment – 5-10 years

Vehicles – 5 years

Leasehold improvements – Shorter of estimated useful life or remaining lease term

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization. Amortization is calculated using the straight-line method over the estimated useful lives to the residual value of the related assets. Intangibles include website development costs and are amortized over the period of fifteen years.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. For finance leases, interest on the lease liability and the amortization of the right of use asset results in front-loaded expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company has elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue Recognition as we have 5 Steps under ASC 606, is determined using the following steps:

1)	Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

2)	Identification of performance obligations in the contract: performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3)	Determination of the transaction price: The transaction price is the amount of consideration the Company expects to be entitled to in exchange for transferring promised goods or services to the customer. The transaction price may include fixed amounts, variable consideration, or both, and is estimated considering the effects of variable consideration, significant financing components, non-cash consideration, and consideration payable to the customer, if applicable.

4)	Allocation of the transaction price to performance obligations: The transaction price is allocated to each performance obligation based on the relative standalone selling prices of each distinct good or service promised in the contract. If standalone selling prices are not directly observable, the Company estimates them using appropriate methods such as adjusted market assessment, expected cost plus margin, or residual approach, as applicable.

5)	Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from sale of manufactured products (coffee, tea and cocoa) and merchandise online and via wholesale.

Cost of sales

Costs of goods sold include the cost of raw material as well as other directly attributable expenses.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for six months ended June 30, 2026 and 2025, amounted to $4,153,801 and $3,627,478 which is included in sales and marketing expenses.

Income Taxes

The Company is taxed as a C Corporation effective January 1, 2023. Under this structure, the Company is subject to federal and applicable state corporate income taxes on its taxable income. The Company has filed all required tax returns from inception through December 31, 2025 and is not yet subject to examination by the Internal Revenue Service or state regulatory agencies.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 21, 2026, which is the date the financial statements were issued.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.	INVENTORY

Inventory consists of the following items:

As of	June 30, 2026	December 31, 2025
Packaging	$327,527	$668,651
Merchandise	126,631	127,133
Raw Material	603,327	199,050
Finished products	487,375	624,298
RTD’s being Disposed	-	(102,824)
Total Inventory	$1,544,860	$1,516,309

4.	DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts payable consist primarily of trade payables while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of	June 30, 2026	December 31, 2025
Prepaid Expense	$318,100	$328,692
Deposits	10,580	6,200
Deposits on future purchases	189,319	109,570
Start Engine Receivable	12,054	43,853
Walmart Holding	1,284	-
Shopify collective Holding	346	-
Stripe Holdings	186	228
Tiktok	38	147
Total Prepaids and Other Current Assets	$531,907	$488,690

Other current liabilities consist of the following items:

As of	June 30, 2026	December 31, 2025
Tax Payable	$97,121	$111,707
Accrued Interest - SBA	293	3,571
Accrued expenses	145,738	59,014
Gift card	118,122	116,894
Total Other Current Liabilities	$361,274	$291,185

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

5.	PROPERTY AND EQUIPMENT

As of June 30, 2026 and December 31, 2025, property and equipment consist of:

As of	June 30, 2026	December 31, 2025
Equipment	$1,077,478	$1,072,080
Vehicles	195,411	195,411
Leasehold Improvements	78,412	78,412
Property and Equipment, at Cost	1,351,301	1,345,903
Accumulated Depreciation	(639,548)	(595,300)
Property and Equipment, net	$711,753	$750,602

Depreciation expenses for the six months ended June 30, 2026 and 2025, were in the amount of $44,248 and $88,496, respectively.

6.	INTANGIBLE ASSETS

As of June 30, 2026 and December 31, 2025, intangible assets consist of:

As of	June 30, 2026	December 31, 2025
Website	$5,000	$5,000
Intangible Assets, at Cost	5,000	5,000
Accumulated amortization	(2,555)	(2,388)
Intangible Assets, Net	$2,445	$2,612

Amortization expense for the six months ended June 30, 2026 and 2025, were in the amount of $167 and $167, respectively.

7.	stockholders’ EQUITY

The ownership percentages of the stockholders are as follows:

As of	June 30, 2026	December 31, 2025
John Santos	35.68%	35.68%
Rachael Santos	35.68%	35.68%
Jared James Yanis	7.93%	7.93%
Regulation CF Investors	15.02%	15.02%
Regulation A	5.70%	5.70%
Total	100%	100%

Prior to January 1, 2023, the Company operated as a limited liability company and ownership interests were expressed as percentage ownership rather than units. Effective January 1, 2023, the Company converted from a limited liability company to a C-corporation. In connection with this conversion, the owners received an aggregate of 14,352,000 shares of the Company’s common stock.

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

In 2023, the Company raised $2,946,575 through the issuance of its common stock pursuant to an offering under Regulation Crowdfunding, in which 2,509,854 shares were issued at $1.174 per share. For the year ended December 31, 2023, $159,388 of funds related to these issuances was held in escrow. Direct offering costs related to this financing activity totaled $415,659 for the fiscal year ended December 31, 2023.

In 2024, the Company raised $1,748,118 through the issuance of its common stock pursuant to an offering under Regulation A, in which 241,534 shares were issued. For the year ended December 31, 2024, $305,680 of funds related to these issuances was held in escrow. Direct offering costs related to this financing activity totaled $366,259 for the fiscal year ended December 31, 2024.

In 2025, the Company raised $481,930 through the issuance of its common stock pursuant to an offering under Regulation A, in which 723,628 shares were issued.

As of both June 30, 2026 and December 31, 2025, 17,827,016 shares of Common Stock were issued and outstanding. No shares were issued during the six months ended June 30, 2026.

The Company has one class of common stock outstanding, with each share entitled to one vote on all matters submitted to stockholders. Holders are entitled to receive dividends, if and when declared by the Board of Directors, subject to applicable laws and any contractual restrictions. The common stock does not carry preemptive rights.

8.	DEBT

During the years presented, the Company entered into loans agreements. The details of the Company’s loans and the terms are as follows:

	Maturity year	Effective interest rate	June 30, 2026	December 31, 2025
SBA Loan	2050	3.75%	$105,690	$109,681
			105,690	109,681
Total notes payable, net			105,690	109,681
Less: Current portion, net			(17,600)	(17,600)
Notes payable, net			$88,090	$92,081

As of December 31, 2025, the aggregate maturities of long-term borrowings are as follows:

Period ending December 31,
2026 (remaining six months)	$16,395
2027	20,091
2028	21,165
2029	22,310
Thereafter	25,729
Total maturities of long-term borrowings	105,690
Less: Current portion of long-term borrowings	(17,600)
Long-term borrowings	$88,090

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

9.	RELATED PARTY TRANSACTIONS

The Company engages in transactions with related parties in the ordinary course of business. During the six months ended June 30, 2026, the Company incurred expenses of $120,000 to 7 Hawks Media, LLC, an entity owned by a co-owner of the Company, for creator and marketing services. These transactions were conducted for legitimate business purposes.

As of June 30, 2026 and December 31, 2025, there were no outstanding balances due to or from related parties.

10.	Commitments, Contingencies

Operating leases

On May 5, 2023 the Company entered into a lease agreement with Renaissance Business Park, LLC, for business premises located in St Lucie County, Florida. Rent commencement shall be November 1, 2023 and the lease is in effect until October 31, 2029. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

On December 12, 2024 the Company entered into a lease agreement with Renaissance Business Park, LLC, for additional business premises located at Unit 26A, 4100 Okeechobee Road, Unit 1, Fort Pierce, Florida. Rent commencement shall be January 1, 2025 and the lease is in effect until January 1, 2030. As a result, the Company recognized a right-of-use asset and corresponding lease liability, calculated using a discount rate of 8.72%.

The following is the summary of operating lease assets and liabilities:

	June 30,	December 31,
	2026	2025
Operating Leases
Right-of-use assets	$1,606,699	$1,813,096

Lease liability, current	478,437	453,525
Lease liability, non-current	1,287,842	1,533,066
Total lease liabilities	$1,766,279	$1,986,591

Weighted Average Remaining Lease Term	3.28
Weighted Average Discount Rate	8.72%

Howloo Inc. DBA Blackout Coffee Co.

Notes to Financial Statements

As Of And For The Six Months Ended June 30, 2026

The following is the summary of future minimum payments:

December 31,
2026 (remaining six months)	301,742
2027	610,154
2028	621,867
2029	481,612
Total lease payments	2,015,375
Less: Imputed interest	(249,096)
Total	$1,766,279

Contingencies

The Company’s operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of June 30, 2026 and December 31, 2025.

Litigation and Claims

The Company is involved in a dispute with a former contract manufacturer relating to obligations under a prior co-manufacturing agreement. The former manufacturer has asserted a claim of approximately $409,000 under certain take-or-pay provisions of the agreement. The Company disputes the claim and believes the termination of the agreement was justified based on alleged product quality, packaging, labeling, and production performance issues. The Company intends to vigorously defend its position.

At this time, management, after consultation with legal counsel, is unable to predict the ultimate outcome of the matter. No amounts have been accrued in the accompanying financial statements as management does not believe a loss is probable at June 30, 2026 and December 31, 2025. However, an unfavorable resolution could have an adverse effect on the Company’s financial position, results of operations, or cash flows in the period resolved

11.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2026, through September 21, 2026, which is the issuance date of these financial statements.

There were no significant subsequent events requiring disclosure.